Exhibit 99.1

Viomi Technology Co., Ltd Reports Fourth Quarter and Full Year 2022 Unaudited Financial Results

Fourth quarter gross margin increased to 23.0% from 19.8% quarter-over-quarter.

Full-year gross margin improved to 22.8% from 22.6% year-over-year.

GUANGZHOU, China, March 27, 2023 – Viomi Technology Co., Ltd (“Viomi” or the “Company”) (NASDAQ: VIOT), a leading IoT @ Home technology company in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2022.

Fourth Quarter 2022 Financial and Operating Highlights

•	Net revenues were RMB910.5 million (US$132.0 million), compared to RMB1,332.8 million for the fourth quarter of 2021.
•	Gross margin was 23.0%.
•	Number of cumulative household users reached approximately 7.7 million, compared to approximately 7.4 million as of the end of the third quarter of 2022 and approximately 6.6 million as of the end of the fourth quarter of 2021.
•	Percentage of household users with at least two connected products reached 22.5%, compared to 22.3% as of the end of the third quarter of 2022 and 21.5% as of the end of the fourth quarter of 2021.

Full Year 2022 Financial and Operating Highlights

•	Net revenues were RMB3,232.7 million (US$468.7 million), compared to RMB5,303.8 million for 2021.
•	Gross margin increased to 22.8% from 22.6% for 2021.

Mr. Xiaoping Chen, Founder and CEO of Viomi, commented, “Due to the adverse impact of the COVID-19 pandemic and macro headwinds, we experienced a year-over-year decline in revenues in the fourth quarter of 2022 and our business scale was greatly affected by external factors and strategic adjustments throughout 2022. Nevertheless, our gross margin increased by 3.2% quarter-over-quarter in the fourth quarter of 2022, benefiting from our product portfolio optimization efforts. Our full-year gross margin in 2022 also kept stable as compared with 2021 despite fluctuations throughout the year. To adapt to the uncertainties in the macro environment of 2022, we implemented optimization measures across our business as we strove to improve our operating results and positioned ourselves to thrive in the post-pandemic era.

“First, to strengthen our product portfolio, we leveraged our competitive advantages and continued to enhance our core product categories with upgraded functionalities. Equipped with industry-leading technology, our AI water purification products, Viomi’s longest-standing category, achieved a 6% year-over-year sales growth in the fourth quarter despite various challenges. Going forward, we will strengthen our efforts to optimize distribution channels, hone our existing technological advantages, and further deepen the market penetration of our products. We will also expand our footprint overseas with products such as air conditioners, washing machines and refrigerators to accelerate the recovery of our business scale.

“Furthermore, to improve our operational efficiency, we implemented more disciplined cost control measures during 2022. As a result, both selling and marketing expenses and research and development expenses decreased in the fourth quarter of 2022 compared with the prior year period. In particular, selling and marketing expenses as the proportion of net revenues narrowed compared with that in the second quarter of 2022 on a similar revenue scale. We will continue to optimize costs, streamline organizational structure and improve operational efficiency to boost profitability,” Mr. Chen commented.

“While refining our business operations, we remained firmly committed to bringing more useful and user-friendly, whole-house intelligent solutions to consumers and continuously improving the intelligent experience of our products. In October 2022, we hosted the virtual 2022 Fall Software Launching Event, ‘AI: Helpful 2.0’. This online event focused on software upgrades and product iteration across four dimensions, including healthcare, energy conservation and environmental protection, proactive intelligence, and natural interaction, further improving our one-stop IoT home solutions from the software side. In November 2022, Viomi’s one-stop IoT home solution platform, HomeMap app, was awarded the Precision Science and Technology Award by the Ministry of Science and Technology of China and the National Office for Science and Technology Awards of China. Furthermore, during the year, we received approvals to establish both our Doctoral Workstation of Guangdong Province and our Foshan Enterprise Postdoctoral Workstation, which will facilitate talent cultivation and project incubation of Viomi. As a leading technology brand, Viomi will continue to devote resources to research and development and focus on technological innovation, driving progress industry-wide.”

Mr. Chen concluded, “The market potential for whole-house intelligence is tremendous. and Viomi has already completed the layout of the ‘one-stop IoT home’ solution. As we progress through 2023, we will maintain sufficient financial reserves and strictly control costs to provide strong support for our brand development and product upgrades. Meanwhile, we will steadily expand our business domestically and introduce new product categories in overseas markets as we seek to accelerate the recovery of our profitability and achieve healthy and sustainable growth.”

Fourth Quarter 2022 Financial Results

REVENUE

Net revenues were RMB910.5 million (US$132.0 million), compared to RMB1,332.8 million for the fourth quarter of 2021. The decline was mainly due to a decrease in revenues from IoT@Home portfolio and small appliances and others.

-	IoT @ Home portfolio. Revenues from IoT @ Home portfolio decreased by 48.1% to RMB359.2 million (US$52.1 million) from RMB692.0 million for the fourth quarter of 2021. The decline was primarily due to SKU adjustments for smart kitchen products.

-	Home water solutions. Revenues from home water solutions increased by 6.0% to RMB279.2 million (US$40.5 million) from RMB263.3 million for the fourth quarter of 2021. The increase was primarily driven by an increase in revenues from larger flux water purifiers as a result of the product portfolio adjustment within this category.

-	Consumables. Revenues from consumables decreased by 3.5% to RMB116.2 million (US$16.8 million) from RMB120.4 million for the fourth quarter of 2021.

-	Small appliances and others. Revenues from small appliances and others decreased by 39.3% to RMB155.9 million (US$22.6 million) from RMB257.1 million for the fourth quarter of 2021, primarily due to the continued product portfolio adjustment within this category.

GROSS PROFIT

Gross profit was RMB209.7 million (US$30.4 million), compared to RMB341.5 million for the fourth quarter of 2021. Gross margin was 23.0%, compared to 25.6% for the fourth quarter of 2021. The decline was primarily due to a decrease in the selling price of certain clean-up products as a result of product portfolio adjustments.

OPERATING EXPENSES

Total operating expenses decreased by 19.4% to RMB274.7 million (US$39.8 million) from RMB340.7 million for the fourth quarter of 2021, primarily due to a decrease in selling and marketing expenses, partially offset by an increase in general and administrative expenses.

Research and development expenses decreased by 23.6% to RMB74.7 million (US$10.8 million) from RMB97.8 million for the fourth quarter of 2021, mainly due to a decrease in research and development experts and related salaries, as well as the Company’s continued efforts in R&D efficiency improvement.

Selling and marketing expenses decreased by 29.7% to RMB151.1 million (US$21.9 million) from RMB214.8 million for the fourth quarter of 2021, mainly due to a decrease in logistics and marketing expenses.

General and administrative expenses increased by 74.5% to RMB48.9 million (US$7.1 million), compared to RMB28.0 million for the fourth quarter of 2021, primarily due to an increase in the estimated allowance for accounts and notes receivables from a third party client recognized in the same period.

LOSS/INCOME FROM OPERATIONS

Loss from operations was RMB59.3 million (US$8.6 million), compared to income from operations of RMB9.1 million for the fourth quarter of 2021.

Non-GAAP operating loss1 was RMB54.5 million (US$7.9 million), compared to non-GAAP operating income of RMB19.9 million for the fourth quarter of 2021.

1 “Non-GAAP operating loss” is defined as loss from operation excluding share-based compensation expenses. See “Use of Non-GAAP Measures” and “Reconciliation of GAAP and Non-GAAP Results” included in this press release.

NET LOSS/INCOME

Net loss attributable to ordinary shareholders of the Company was RMB106.3 million (US$15.4 million), compared to net income attributable to ordinary shareholders of the Company of RMB22.7 million for the fourth quarter of 2021. The difference between loss from operations and net loss in 2022 was mainly due to an increase in the valuation allowance of deferred tax asset provided, which caused an increase in income tax expenses.

Non-GAAP net loss attributable to ordinary shareholders2 of the Company was RMB101.6 million (US$14.7 million), compared to non-GAAP net income attributable to ordinary shareholders of the Company of RMB33.5 million for the fourth quarter of 2021.

BALANCE SHEET

As of December 31, 2022, the Company had cash and cash equivalents of RMB737.1 million (US$106.9 million), restricted cash of RMB76.1 million (US$11.0 million), short-term deposits of RMB171.5 million (US$24.9 million) and short-term investments of RMB197.1 million (US$28.6 million), compared to RMB587.0 million, RMB35.8 million, nil and RMB828.9 million, respectively, as of December 31, 2021.

Full Year 2022 Financial Results

REVENUE

Net revenues were RMB3,232.7 million (US$468.7 million), compared to RMB5,303.8 million for 2021.

-	IoT @ Home portfolio. Revenues from IoT @ Home portfolio decreased by 52.4% to RMB1,619.9 million (US$234.9 million) from RMB3,401.0 million for 2021.

-	Home water solutions. Revenues from home water solutions decreased by 8.3% to RMB681.1 million (US$98.7 million) from RMB742.9 million for 2021.

-	Consumables. Revenues from consumables decreased by 2.4% to RMB358.4 million (US$52.0 million) from RMB367.0 million for 2021.

-	Small appliances and others. Revenues from small appliances and others decreased by 27.7% to RMB573.3 million (US$83.1 million) from RMB792.9 million for 2021.

GROSS PROFIT

Gross profit was RMB737.1 million (US$106.9 million), compared to RMB1,198.1 million for 2021. Gross margin improved to 22.8% from 22.6% for 2021.

2 “Non-GAAP net loss attributable to ordinary shareholders of the Company” is defined as net loss attributable to ordinary shareholders of the Company excluding share-based compensation expenses. See “Use of Non-GAAP Measures” and “Reconciliation of GAAP and Non-GAAP Results” included in this press release.

OPERATING EXPENSES

Total operating expenses decreased by 10.7% to RMB1,036.5 million (US$150.3 million) from RMB1,160.5 million for 2021.

Research and development expenses decreased by 3.8% to RMB300.0 million (US$43.5 million) from RMB311.8 million for 2021.

Selling and marketing expenses decreased by 18.1% to RMB614.9 million (US$89.2 million) from RMB751.0 million for 2021.

General and administrative expenses increased by 24.5% to RMB121.7 million (US$17.6 million), compared to RMB97.7 million for 2021.

LOSS/INCOME FROM OPERATIONS

Loss from operations was RMB277.3 million (US$40.2 million), compared to income from operations of RMB64.7 million for 2021.

Non-GAAP operating loss was RMB257.8 million (US$37.4 million), compared to non-GAAP operating income of RMB112.1 million for 2021.

NET LOSS/INCOME

Net loss attributable to ordinary shareholders of the Company was RMB275.5 million (US$39.9 million), compared to net income attributable to ordinary shareholders of the Company of RMB88.6 million for 2021.

Non-GAAP net loss attributable to ordinary shareholders of the Company was RMB256.0 million (US$37.1 million), compared to non-GAAP net income attributable to ordinary shareholders of the Company of RMB136.0 million for 2021.

Conference Call

The Company’s management will host a conference call at 8:00 a.m. Eastern Time on Monday, March 27, 2023 (8:00 p.m. Beijing/Hong Kong time on March 27, 2023) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

United States (toll free):	+1 888-346-8982
International:	+1 412-902-4272
Hong Kong, SAR (toll free):	800-905-945
Hong Kong, SAR:	+852 3018-4992
Mainland China (toll free):	400-120-1203
Conference ID:	1826420

A telephone replay will be available one hour after the call until April 3, 2023 by dialing:

United States:	+1 877-344-7529
International:	+1 412-317-0088
Replay Access Code:	1826420

Additionally, a live and archived webcast of the conference call will be available at http://ir.viomi.com.

About Viomi Technology

Viomi’s mission is to redefine the future home via the concept of IoT @ Home.

Viomi has developed a unique IoT @ Home platform consisting of an ecosystem of innovative IoT-enabled smart home products, together with a suite of complementary consumable products and value-added businesses. This platform provides an attractive entry point into the consumer home, enabling consumers to intelligently interact with a broad portfolio of IoT products in an intuitive and human-like manner to make daily life more convenient, efficient and enjoyable, while allowing Viomi to grow its household user base and capture various additional scenario-driven consumption events in the home environment.

For more information, please visit: http://ir.viomi.com.

Use of Non-GAAP Measures

The Company uses non-GAAP operating income, non-GAAP net income, non-GAAP net income attributable to ordinary shareholders of the Company, non-GAAP basic and diluted net income per ordinary share and non-GAAP basic and diluted net income per American depositary share ("ADS"), which are non-GAAP financial measures, in evaluating its operating results and for financial and operational decision-making purposes. Non-GAAP operating income is income from operations excluding share-based compensation expenses. Non-GAAP net income is net income excluding share-based compensation expenses. Non-GAAP net income attributable to ordinary shareholders of the Company is net income attributable to ordinary shareholders excluding share-based compensation expenses. Non-GAAP basic and diluted net income per ordinary share is non-GAAP net income attributable to ordinary shareholders divided by weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net income per ordinary share. Non-GAAP basic and diluted net income per ADS is non-GAAP net income attributable to ordinary shareholders divided by weighted average number of ADS used in the calculation of non-GAAP basic and diluted net income per ADS. The non-GAAP adjustments do not have any tax impact as share-based compensation expenses are non-deductible for income tax purpose.

The Company believes that non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, which are non-cash charges, and these measures provide useful information about the Company's operating results, enhance the overall understanding of the Company's past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company's management in its financial and operational decision-making.

Non-GAAP financial measures should not be considered in isolation or construed as alternative to income from operations, net income, or any other measure of performance or as an indicator of the Company's operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company's data. We encourage investors and others to review its financial information in its entirety and not rely on a single financial measure. Reconciliations of the Company's non-GAAP financial measures to the most directly comparable GAAP measures are included at the end of this press release.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“US$”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.8972 to US$1.00, the effective noon buying rate for December 30, 2022 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on for December 30, 2022, or at any other rate.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Viomi's strategic and operational plans, contain forward-looking statements. Viomi may also make written or oral forward-looking statements in its periodic reports to the United States Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to Fourth parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's growth strategies; the cooperation with Xiaomi, the recognition of the Company's brand; trends and competition in global IoT-enabled smart home market; development and commercialization of new products, services and technologies; governmental policies and relevant regulatory environment relating to the Company's industry and/or aspects of the business operations and general economic conditions in China and around the globe, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Viomi Technology Co., Ltd

Claire Ji

E-mail: ir@viomi.com.cn

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: viomi@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: viomi@tpg-ir.com

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	As of December 31,	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	586,955	737,139	106,875
Restricted cash	35,831	76,070	11,029
Short-term deposits	-	171,541	24,871
Short-term investments	828,867	197,058	28,571
Accounts and notes receivable from third parties (net of allowance of RMB34,385 and RMB87,563, as of December 31, 2021 and December 31, 2022, respectively)	302,336	241,652	35,036
Accounts receivable from a related party (net of allowance of RMB368 and RMB272 as of December 31, 2021 and December 31, 2022, respectively)	320,939	360,497	52,267
Other receivables from related parties (net of allowance of RMB104 and RMB19 as of December 31, 2021 and December 31, 2022, respectively)	88,367	25,021	3,628
Inventories	576,351	502,291	72,825
Prepaid expenses and other current assets	156,127	271,761	39,402
Long-term deposits-current portion	50,000	-	-

Total current assets	2,945,773	2,583,030	374,504

Non-current assets
Prepaid expenses and other non-current assets	27,321	22,856	3,314
Property, plant and equipment, net	145,993	236,432	34,279
Deferred tax assets	35,304	12,660	1,836
Intangible assets, net	12,176	13,671	1,982
Right-of-use assets, net	18,425	14,649	2,124
Land use rights, net	61,722	60,449	8,764
Long-term deposits-non-current portion	30,000	30,000	4,350

Total non-current assets	330,941	390,717	56,649

Total assets	3,276,714	2,973,747	431,153

Liabilities and shareholders’ equity
Current liabilities
Accounts and notes payable	1,069,108	932,347	135,178
Advances from customers	99,632	118,369	17,162
Amount due to related parties	5,415	11,548	1,674
Accrued expenses and other liabilities	365,718	308,609	44,743
Income tax payables	43,343	16,674	2,418
Lease liabilities due within one year	11,312	7,233	1,049
Long-term borrowing due within one year	-	20,215	2,931
Total current liabilities	1,594,528	1,414,995	205,155

Non-current liabilities
Accrued expenses and other liabilities	7,558	8,245	1,196
Long-term borrowing	16,105	114,552	16,608
Lease liabilities	7,596	6,792	985
Total non-current liabilities	31,259	129,589	18,789

Total liabilities	1,625,787	1,544,584	223,944

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	As of December 31,	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
Shareholders’ equity
Class A Ordinary Shares (US$0.00001 par value; 4,800,000,000 shares authorized; 105,516,779 and 104,539,463 shares issued and outstanding as of December 31, 2021 and December 31, 2022, respectively)	6	6	1
Class B Ordinary Shares (US$0.00001 par value; 150,000,000 shares authorized; 103,214,547 and 102,854,550 shares issued and outstanding as of December 31, 2021 and December 31, 2022, respectively)	6	6	1
Treasury stock	(66,668)	(74,703)	(10,831)
Additional paid-in capital	1,337,281	1,357,397	196,804
Retained earnings	449,900	174,385	25,283
Accumulated other comprehensive loss	(73,120)	(24,335)	(3,528)

Total equity attributable to shareholders of the Company	1,647,405	1,432,756	207,730

Non-controlling interests	3,522	(3,593)	(521)

Total shareholders’ equity	1,650,927	1,429,163	207,209

Total liabilities and shareholders’ equity	3,276,714	2,973,747	431,153

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	Three Months Ended			Twelve Months Ended
	December 31, 2021	December 31, 2022	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
A related party	549,518	514,570	74,606	2,295,569	1,403,354	203,467
Third parties	783,295	395,979	57,412	3,008,266	1,829,377	265,235
Total net revenues	1,332,813	910,549	132,018	5,303,835	3,232,731	468,702

Cost of revenues	(991,327)	(700,881)	(101,618)	(4,105,767)	(2,495,638)	(361,834)

Gross profit	341,486	209,668	30,400	1,198,068	737,093	106,868

Operating expenses
Research and development expenses	(97,796)	(74,677)	(10,827)	(311,786)	(299,950)	(43,489)
Selling and marketing expenses	(214,846)	(151,064)	(21,902)	(751,011)	(614,889)	(89,151)
General and administrative expenses	(28,040)	(48,924)	(7,093)	(97,730)	(121,702)	(17,645)

Total operating expenses	(340,682)	(274,665)	(39,822)	(1,160,527)	(1,036,541)	(150,285)

Other income, net	8,268	5,713	828	27,128	22,135	3,209

Income (loss) from operations	9,072	(59,284)	(8,594)	64,669	(277,313)	(40,208)

Interest income and short-term investment income, net	10,442	2,045	296	28,589	10,368	1,503
Other non-operating income	592	656	95	1,372	2,487	361

Income (loss) before income tax expenses	20,106	(56,583)	(8,203)	94,630	(264,458)	(38,344)

Income tax credits (expenses)	2,139	(50,794)	(7,364)	(5,739)	(18,174)	(2,635)

Net income (loss)	22,245	(107,377)	(15,567)	88,891	(282,632)	(40,979)

Less: Net (loss) income attributable to the non-controlling interest shareholders	(435)	(1,031)	(149)	286	(7,114)	(1,031)

Net income (loss) attributable to ordinary shareholders of the Company	22,680	(106,346)	(15,418)	88,605	(275,518)	(39,948)

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME (CONTINUED)

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	Three Months Ended			Twelve Months Ended
	December 31, 2021	December 31, 2022	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	US$	RMB	RMB	US$
Net income (loss) attributable to ordinary shareholders of the Company	22,680	(106,346)	(15,418)	88,605	(275,518)	(39,948)

Other comprehensive (loss) income, net of tax:
Foreign currency translation adjustment	(8,948)	(8,409)	(1,219)	(13,736)	48,784	7,073

Total comprehensive income (loss) attributable to ordinary shareholders of the Company	13,732	(114,755)	(16,637)	74,869	(226,734)	(32,875)

Net income (loss) per ADS*
-Basic	0.32	(1.54)	(0.22)	1.27	(3.97)	(0.58)
-Diluted	0.32	(1.54)	(0.22)	1.20	(3.97)	(0.58)

Weighted average number of ADS used in calculating net income (loss) per ADS
-Basic	70,106,731	69,280,242	69,280,242	69,850,607	69,447,004	69,447,004
-Diluted	71,931,462	69,280,242	69,280,242	73,578,666	69,447,004	69,447,004

Net income (loss) per share attributable to ordinary shareholders of the Company
-Basic	0.11	(0.51)	(0.07)	0.42	(1.32)	(0.19)
-Diluted	0.11	(0.51)	(0.07)	0.40	(1.32)	(0.19)

Weighted average number of ordinary shares used in calculating net income (loss) per share
-Basic	210,320,194	207,840,725	207,840,725	209,551,821	208,341,011	208,341,011
-Diluted	215,794,387	207,840,725	207,840,725	220,735,997	208,341,011	208,341,011

*Each ADS represents 3 ordinary shares.

(1) Share-based compensation was allocated in operating expenses as follows:

	Three Months Ended			Twelve Months Ended
	December 31, 2021	December 31, 2022	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	US$	RMB	RMB	US$
General and administrative expenses	2,140	77	11	9,130	4,415	640
Research and development expenses	7,979	5,134	744	32,609	14,645	2,123
Selling and marketing expenses	662	(424)	(61)	5,666	500	72

VIOMI TECHNOLOGY CO., LTD

Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	Three Months Ended			Twelve Months Ended
	December 31, 2021	December 31, 2022	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	US$	RMB	RMB	US$
Income (loss) from operations	9,072	(59,284)	(8,594)	64,669	(277,313)	(40,208)
Share-based compensation expenses	10,781	4,787	694	47,405	19,560	2,835

Non-GAAP operating income (loss)	19,853	(54,497)	(7,900)	112,074	(257,753)	(37,373)

Net income (loss)	22,245	(107,377)	(15,567)	88,891	(282,632)	(40,979)
Share-based compensation expenses	10,781	4,787	694	47,405	19,560	2,835

Non-GAAP net income (loss)	33,026	(102,590)	(14,873)	136,296	(263,072)	(38,144)

Net income (loss) attributable to ordinary shareholders of the Company	22,680	(106,346)	(15,418)	88,605	(275,518)	(39,948)
Share-based compensation expenses	10,781	4,787	694	47,405	19,560	2,835

Non-GAAP net income (loss) attributable to ordinary shareholders of the Company	33,461	(101,559)	(14,724)	136,010	(255,958)	(37,113)

Non-GAAP net income (loss) per ADS
-Basic	0.48	(1.47)	(0.21)	1.95	(3.69)	(0.53)
-Diluted	0.47	(1.47)	(0.21)	1.85	(3.69)	(0.53)

Weighted average number of ADS used in calculating Non-GAAP net income (loss) per ADS
-Basic	70,106,731	69,280,242	69,280,242	69,850,607	69,447,004	69,447,004
-Diluted	71,931,462	69,280,242	69,280,242	73,578,666	69,447,004	69,447,004

Non-GAAP net income (loss) per ordinary share
-Basic
-Diluted	0.16	(0.49)	(0.07)	0.65	(1.23)	(0.18)
	0.16	(0.49)	(0.07)	0.62	(1.23)	(0.18)
Weighted average number of ordinary shares used in calculating Non-GAAP net income (loss) per share
-Basic	210,320,194	207,840,725	207,840,725	209,551,821	208,341,011	208,341,011
-Diluted	215,794,387	207,840,725	207,840,725	220,735,997	208,341,011	208,341,011

Note: The non-GAAP adjustments does not have any tax impact as share-based compensation expenses are non-deductible for income tax purpose.